Exhibit 99.1

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2010, 2009 and 2008
_______________________

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States as set out in Note 15, and contain estimates based on management’s judgment. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company’s independent auditors, BDO Canada LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2010.

BDO Canada LLP, our auditors, have audited the effectiveness of our internal control over financial reporting as of March 31, 2010, as stated in their report which appears herein.

“Maurice Tagami” Maurice Tagami P.Eng. President and Chief Executive Officer	“Tony Ricci” Tony Ricci, CA Chief Financial Officer
Vancouver, Canada June 25, 2010

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Keegan Resources Inc.

We have completed the integrated audits of Keegan Resources Inc.’s (the “Company’s”) 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at March 31, 2010. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Keegan Resources Inc. (the “Company”) as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended March 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010, in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have also audited Keegan Resources Inc.’s internal control over financial reporting as at March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at March 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) “BDO Canada LLP”

Chartered Accountants

Vancouver, Canada
June 23, 2010

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets
As at March 31, 2010 and 2009	Expressed in Canadian Dollars

	2010	2009
Assets

Current assets:
Cash and cash equivalents	$26,712,372	$2,001,118
Short-term investments (note 3)	22,000,000	1,000,000
Receivables	122,669	49,041
Prepaid expenses and deposits	257,561	106,628
	49,092,602	3,156,787

Furniture, equipment and leasehold improvements (note 4)	318,242	203,068

Resource properties and deferred exploration costs (note 5)	41,123,128	30,357,945
	$90,533,972	$33,717,800

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$1,147,811	$652,656

Shareholders’ Equity

Share capital (note 6)	104,887,236	43,096,076
Contributed surplus (note 6(e))	8,082,767	6,580,224
Deficit accumulated	(23,583,842)	(16,611,156
	89,386,161	33,065,144

	$90,533,972	$33,717,800
Commitments (note 8)
Contingencies (note 10)
Subsequent events (notes 8 and 14)

Approved by the Board of Directors:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

	2010	2009	2008

Expenses:
Amortization	$64,634	$40,346	$22,973
Bank charges and interest	19,054	25,287	25,043
Consulting fees, directors’ fees and wages and benefits (note 7)	1,733,946	1,379,953	912,756
Donation expense (note 6(b))	488,200	-	-
Office, rent and administration	579,594	411,322	372,774
Professional fees (note 7)	453,499	448,308	159,808
Regulatory, transfer agent and shareholder information	220,772	241,999	199,156
Stock-based compensation (note 6(c))	2,099,085	586,652	1,710,911
Travel, promotion and investor relations	1,283,965	485,032	766,627
	6,942,749	3,618,899	4,170,048

Other expenses (income):
Interest and other income	(114,994)	(222,703)	(476,034
Write-off of equipment	26,971	1,112	-
Write-off of interest in resource properties (note 5(b))	-	170,596	-
Foreign exchange loss	117,960	608,492	622,028
	29,937	557,497	145,994

Loss and comprehensive loss for the year	6,972,686	4,176,396	4,316,042

Deficit accumulated, beginning of year	16,611,156	12,434,760	8,118,718

Deficit accumulated, end of year	$23,583,842	$16,611,156	$12,434,760

Loss per share - basic and diluted	$0.18	$0.15	$0.17

Weighted average number of shares outstanding	38,018,679	28,233,377	24,605,326

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

	2010	2009	2008

Cash provided by (used in):

Operations:
Loss for the year	$(6,972,686)	$(4,176,396)	$(4,316,042)
Items not involving cash:
Amortization	64,634	40,346	22,973
Stock based compensation	2,099,085	586,652	1,710,911
Stock-based donations	486,000	-	-
Unrealized foreign exchange	223,087	173,484	-
Write-off of equipment	27,639	1,112	-
Write-off of interest in resource properties	-	170,596	-
Changes in non-cash working capital:
Accounts payable and accrued liabilities	43,067	80,095	296,781
Prepaid expenses and deposits	(168,798)	(33,905)	(17,993)
Receivables	(73,628)	87,109	(79,157)
	(4,271,600)	(3,070,907)	(2,382,527)

Investing:
Purchase of furniture, equipment and leasehold improvements	(214,751)	(119,631)	(110,459)
Acquisition of interest in resource properties	-	(237,161)	(1,515,725)
Short-term investments	(21,000,000)	(1,000,000)	-
Deferred exploration	(9,368,875)	(10,901,528)	(9,861,207)
	(30,583,626)	(12,258,320)	(11,487,391)

Financing:
Shares issued for cash, net of share issue costs	59,869,420	2,225,493	14,954,456
	59,869,420	2,225,493	14,954,456

Impact of foreign exchange on cash and cash
Equivalents	(302,940)	(136,201)	-

Increase (decrease) in cash and cash equivalents	24,711,254	(13,239,935)	1,084,538

Cash and cash equivalents, beginning of year	2,001,118	15,241,053	14,156,515

Cash and cash equivalents, end of year	$26,712,372	$2,001,118	$15,241,053
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property option agreement	-	-	158,360
Change in Accounts payable related to
Investing activities	549,759	148,872	-
Reclassification of contributed surplus on exercise of options and brokers’ warrants (note 6(e))	1,959,664	381,249	296,181
Warrants issued for services:
Share issue costs (note 6(b))	523,924	-	378,839

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Years ended March 31, 2010 and 2009	Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2008	$14,508,394	$4,596,175	$19,104,569

Acquisition costs:
Cash	195,569	41,592	237,161

Deferred exploration costs:
Assays	654,647	213,257	867,904
Consulting	515,622	86,278	601,900
Drilling	6,212,649	480,600	6,693,249
Equipment and related costs	581,870	188,397	770,267
Field supplies	241,204	67,261	308,465
Geological fees and expenses	146,845	10,678	157,523
Office and miscellaneous	79,127	19,312	98,439
Property maintenance	(5,705)	-	(5,705)
Stock-based compensation	136,411	-	136,411
Travel and accommodation	153,358	10,258	163,616
Wages and salaries	968,380	426,362	1,394,742
	9,684,408	1,502,403	11,186,811

Less: write-off of property costs	-	(170,596)	(170,596)

Balance, March 31, 2009	24,388,371	5,969,574	30,357,945

Acquisition costs:
Cash	-	-	-

Deferred exploration costs
Assays	935,740	29,880	965,620
Consulting	178,467	35,197	213,664
Drilling	4,630,626	43,877	4,674,503
Engineering	471,950	-	471,950
Equipment and related costs	423,860	25,557	449,417
Field supplies	264,499	44,542	309,041
Geological fees and expenses	271,944	-	271,944
Office and miscellaneous	192,901	23,620	216,521
Property maintenance	137,939	22,889	160,828
Stock-based compensation	839,198	-	839,198
Travel and accommodation	442,553	26,794	469,347
Wages and salaries	1,553,169	169,981	1,723,150
	10,342,846	422,337	10,765,183

Balance, March 31, 2010	$34,731,217	$6,391,911	$41,123,128

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

1.           Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the pre-feasibility and feasibility studies of the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

The recoverability of amounts shown for resource properties and deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The amounts shown as resource properties and deferred exploration costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.           Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada) Inc. and Keegan Resources Ghana Limited (“Keegan Ghana”).  All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)	Financial instruments

i.	Financial assets and financial liabilities

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Financial instruments are measured and classified as follows:

●
Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise. Cash and cash equivalents and short-term investments are classified as held-for-trading and are measured at fair value.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(b)           Financial instruments (continued)

i.	Financial assets and financial liabilities (continued)

●
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other financial liabilities.

●
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

●
Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the statement of operations when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

ii	Transaction Costs

The Company has chosen to recognize all transaction costs in operations on all financial instruments in the period they are incurred.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days. The Company places its cash with institutions of high-credit worthiness.

(d)           Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(e)           Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and Emerging Issues Committee abstract 174, “Mining Exploration Costs” (“EIC-174”). CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date the shares were issued.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves, abandoned or the interest is sold. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

EIC-174 states that a mining enterprise that has not established mineral reserves objectively and, therefore, may not have a basis for preparing a projection of the estimated future net cash flow from the property, is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. Exploration costs related to mining properties may be initially capitalized under Section 3061 if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances.

CICA 3061 requires that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered; further, EIC-174 references certain conditions that should be considered in determining subsequent write-downs, such as a significant drop in mineral prices, a significant deterioration in the availability of financing or a significant delay in the development activity; management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(f)           Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of operations.  The costs capitalized upon initial recognition of an obligation are amortized in a manner consistent with the depletion of the related asset.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(g)	Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources.  For the period covered by these financial statements comprehensive loss and net loss are the same.

(h)           Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the Statement of Operations during the period.

(i)           Loss per share

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the stock options and warrants based on the treasury stock method.
.

For the years ended March 31, 2010, 2009 and 2008, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants), totaling 3,221,840, 5,194,410 and 9,347,565 respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

(j)           Stock-based compensation

The Company has a stock option plan as described in note 6(c). The Company records all stock-based compensation using the fair value method.

Compensation expense attributable to share based awards to employees is measured at the fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the goods and/or services received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the performance period of the award. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(k)           Adoption of New Accounting Policies

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i.
Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee (“EIC”) abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

ii.
Goodwill and intangible assets

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not result in a material impact on the Company’s consolidated financial statements.

iii.
Mining exploration costs

EIC abstract 174, Mining Exploration Costs (“EIC-174”), which supersedes EIC abstract 126, Accounting by Mining Enterprises for Exploration Costs, provides guidance for mining exploration entities on the capitalization of exploration costs and the review of exploration costs for impairment. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending March 31, 2010, with retrospective application. The application of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

iv.
Financial instruments – disclosures

The CICA amended Handbook Section 3862 – “Financial Instruments – Disclosures” (“Section 3862”) to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments have been incorporated into the Company’s consolidated financial statements for its fiscal year ended March 31, 2010.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(k)           Adoption of New Accounting Policies

v.
Financial instruments – recognition and measurement

The CICA amended Handbook Section 3855 – “Financial Instruments – Recognition and Measurement” (“Section 3855”). Section 3855 was amended to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of April 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

(l)           Recent Accounting Pronouncements Issued But Not Yet Implemented

i.
International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been fully estimated at this time.

ii.
Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(l)           Recent Accounting Pronouncements Issued But Not Yet Implemented

iii.
Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

3.           Short-term Investments

As at March 31, 2010 and 2009, short-term investments consist of Guaranteed Investment Certificates (“GICs”) held at a Canadian brokerage firm. As at March 31, 2010 and 2009, the fair value of the short-term investments approximated their respective carrying values.

March 31, 2010

Maturity	Interest rate	Carrying value

December 13, 2010	0.60%	22,000,000

Short-term investments		$22,000,000

March 31, 2009

Maturity	Interest rate	Carrying value

May 28, 2009	3.15%	$1,000,000

Short-term investments		$1,000,000

4.           Furniture, equipment and leasehold improvements

		Accumulated	Net book
March 31, 2010	Cost	amortization	value

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,751	88,134

	$427,037	$108,795	$318,242

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

4.           Furniture, equipment and leasehold improvements (continued)
		Accumulated	Net book
March 31, 2009	Cost	amortization	value

Furniture and equipment	$142,639	$45,096	$97,543
Computers	65,365	29,467	35,898
Leasehold improvements	83,933	14,306	69,627

	$291,937	$88,869	$203,068

5.	Resource properties and deferred exploration costs

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)	Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

5.	Resource properties and deferred exploration costs (continued)

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government.

On March 27, 2008, the Company entered into an option agreement with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company was required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. Under the agreement, the Company was required to expend US$500,000 in work commitments over a four year period. During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

6.	Share capital

(a)           Authorized

Unlimited common shares without par value; and 100,000,000 preferred shares without par value

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)           Issued and outstanding common shares

		Number of shares	Amount
Balance, March 31, 2007		22,808,178	25,459,176
Issued on acquisition of resource properties
$	- at 3.65	40,000	146,000
$	- at 3.09	4,000	12,360
Issued for cash:
Pursuant to a private placement
$	- at 4.10	3,300,000	13,530,000
Share issuance costs		-	(1,171,911)
Pursuant to the exercise of warrants
$	- at 1.00	505,250	505,250
$	- at 2.40	535,220	1,284,528
$	- at 3.25	75,000	243,750
Pursuant to the exercise of options
$	- at 0.92	200,000	184,000
Transferred from contributed surplus for the exercise
of options and warrants		-	296,181
Balance, March 31, 2008		27,467,648	40,489,334

Issued for cash:
Pursuant to the exercise of warrants
$	- at 2.40	623,000	1,495,200
$	- at 3.25	150,000	487,500
Pursuant to the exercise of options
$	- at 0.92	263,905	242,793
Transferred from contributed surplus for the exercise
of options and warrants		-	381,249
Balance, March 31, 2009		28,504,553	43,096,076

Issued for cash:
Pursuant to private placements
$	- at 2.40	8,000,000	19,200,000
$	- at 5.90	7,015,000	41,388,500
Share issuance costs			(4,049,152)
Pursuant to the exercise of warrants
$	- at 3.10	162,667	504,268
Pursuant to the exercise of options
$	- at 0.92	609,410	560,657
$	- at 1.12	50,000	56,000
$	- at 1.16	25,000	29,000
$	- at 2.44	475,493	1,160,203
$	- at 2.48	20,000	49,600
$	- at 3.38	19,000	64,220
$	- at 4.20	91,000	382,200
Transferred from contributed surplus for the exercise
of options and warrants		-	1,959,664
Issued in donation		75,000	486,000
Balance, March 31, 2010		45,047,123	$104,887,236

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)           Issued and outstanding common shares (continued)

During the year ended March 31, 2010, the Company completed a bought deal share offering pursuant to an underwriting agreement dated November 23, 2009, under which the underwriters purchased an aggregate of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41,388,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $2,069,425 and incurred other issuance costs totaling $315,336.

During the year ended March 31, 2010, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000 and incurred other issuance costs totaling $180,467. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.

During the year ended March 31, 2010, the Company issued 75,000 common shares in donation. The shares were recorded at fair value of $6.48 per share in the statement of operations.

During the year ended March 31, 2010, an aggregate of 1,289,903 common shares were issued for gross proceeds of $2,301,880 on exercise of options. In addition, a reclassification of $1,746,586 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker’s warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2009, 263,905 common shares were issued for gross proceeds of $242,793 on exercise of options. In addition, a reclassification of $152,674 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2009, an aggregate of 773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker’s warrants. In addition, a reclassification of $228,575 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2008, the Company issued 40,000 shares with a fair value of $3.65 per share and 4,000 shares with a fair value of $3.09 per share pursuant to the Esaase property option agreement (note 5(a)). The shares issued on acquisition of resources properties fair value was determined by the trading price of the Company’s shares on the date they were issued.

During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. The underwriters received a cash commission of $793,072 plus 330,000 broker warrants having a fair value of $378,839 and  exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.	Share capital (continued)

(b)	Issued and outstanding common shares (continued)

During the year ended March 31, 2008, an aggregate of 1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker’s warrants. In addition, a reclassification of $180,477 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2008, 200,000 common shares were issued for gross proceeds of $184,000 on exercise of options. In addition, a reclassification of $115,704 from contributed surplus to share capital was recorded on the exercise of these options.

(c)           Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of options granted under the Company’s stock option plan for the three years ended March 31, 2010 is presented below:

	Number	Weighted average
	of shares	Exercise price

Balance, March 31, 2007	2,702,315	1.75
Granted	1,026,000	4.14
Exercised	-200,000	0.92

Balance, March 31, 2008	3,528,315	2.49
Granted	100,000	1.12
Exercised	-263,905	0.92
Forfeited	-150,000	3.30

Balance, March 31, 2009	3,214,410	2.54
Granted	1,175,000	4.14
Exercised	-1,289,903	1.78
Forfeited	-115,000	3.05

Balance, March 31, 2008	2,984,507	3.48

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.	Share capital (continued)

(c)           Stock options (continued)

The following table summarizes the stock options outstanding and exercisable at March 31, 2010:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2010	Expiry date	31-Mar-10

$1.16	195,000	November 22, 2010	195,000
$2.48	40,000	February 2, 2011	40,000
$2.44	679,507	November 10, 2011	679,507
$3.60	100,000	October 17, 2012	100,000
$4.20	745,000	February 5, 2013	745,000
$1.12	50,000	January 15, 2014	37,500
$3.31	170,000	June 2, 2014	106,250
$3.10	225,000	July 2, 2014	112,500
$3.10	75,000	July 17, 2014	37,500
$4.01	485,000	October 6, 2014	181,875
$6.50	220,000	December 14, 2014	2,317,632

The number of stock options exercisable as at March 31, 2009 and 2008 was 2,907,910 and 2,600,315, respectively.

During the year ended March 31, 2010, under the fair-value-based method, $2,099,085 (2009 – $586,652; 2008 - $1,710,911) in stock-based compensation expense was recorded in the statements of operations, comprehensive loss and deficit and $839,198 (2009 – 136,411; $2008 - $643,488) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2010	2009	2008
Risk free interest rate	2.35%	1.48%	195,000
Expected dividend yield	0%	0%	40,000
Stock price volatility	93%	86%	679,507
Expected life of options	3.71 years	3.67 years	100,000

The weighted average fair value of options granted during the year ended March 31, 2010 was $3.28 (2009 - $0.70; 2008 - $2.92) per option.

(d)           Warrants

The following warrants were outstanding at March 31, 2010. Each warrant entitles the holder to purchase one common share of the Company as follows:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2010	Expiry date	March 31, 2010

$3.10	237,333	November 26, 2010	237,333
	237,333	March 31, 2010	237,333

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.	Share capital (continued)

(d)           Warrants (continued)

The continuity of share purchase warrants for the year ended March 31, 2010 is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	March 31, 2010

$ 4.25	May 27, 2009	330,000	-	-	(330,000)	-
$ 5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$ 3.10	November 26, 2010	-	400,000	(162,667)	-	237,333
		1,980,000	400,000	(162,667)	(1,980,000)	237,333

The continuity of share purchase warrants for the year ended March 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2008	Issued	Exercised	Expired	March 31, 2009

$ 2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$ 3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$ 4.25	May 27, 2009	330,000	-	-	-	330,000
$ 5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The continuity of share purchase warrants for the year ended March 31, 2008 is as follows:

Exercise price	Expiry date	March 31, 2007	Issued	Exercised	Expired	March 31, 2008

$ 1.00	October 13, 2007	505,250	-	(505,250)	-	-
$ 2.40	May 16, 2007	1,165,720	-	(535,220)	-	630,500
$ 3.25	Jan 19, 2008	3,283,750	-	(75,000)	-	3,208,750
$ 4.25	May 27, 2009	-	330,000	-	-	330,000
$ 5.25	May 27, 2009	-	1,650,000	-	-	1,650,000
		4,954,720	1,980,000	(1,115,470)	-	5,819,250

The fair value of $523,924 of the brokers’ warrants issued during the year ended March 31, 2010 (2009 - $nil; 2008 - $378,839) was included in share issuance costs.

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2010	2009	2008
Risk free interest rate	0.97%	-	3.74%
Expected dividend yield	0%	-	0%
Stock price volatility	117.54%	-	66.4%
Expected life of options	1.5 years	-	1.5 years

The weighted average fair value of broker warrants granted during the year ended March 31, 2010 was $1.31 (2009 - $nil; 2008 - $1.33) per broker warrant.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

6.	Share capital (continued)

(e)           Contributed surplus

	2009	2008	2007
Balance, beginning of year	$6,580,224	$6,238,410	$3,801,353
Expected dividend yield	2,938,283	723,063	2,354,399
Stock price volatility	523,924	-	378,839
Expected life of options	1.5 years	-	1.5 years

 (f)           Shareholder rights plan

The Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

7.           Related party transactions

The Company has a consulting agreement with a director and officer of the Company in the amount of US$12,000 per month plus benefits for the period up to May 1, 2009 and US$ 17,500 there after. During the year ended March 31, 2010, the Company paid consulting fees and benefits of $269,531 (2009 - $211,632; 2008 - $183,258) under this agreement.

Included in consulting fees, wages and benefits is $nil (2009 - $91,270; 2008 - $65,722) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2010.

Included in professional fees is $nil (2009 - $nil; 2008 - $24,119) paid or accrued for legal fees to a company controlled by a director of the Company and $98,410 (2009 - $76,660; 2008 - $51,380) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2010.

During the year ended March 31, 2010, the Company paid or accrued $112,954 (2009 - $155,404;  2008 - $125,138) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2010, the Company paid directors’ fees of $46,425 (2009 - 21,600; 2008 - $6,000) to certain directors and a former director of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2010 is $70,028 (March 31, 2009 - $61,939) owing to directors of the Company and a company controlled by a director and officer of the Company.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

8.           Commitments

As at March 31, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	68,140
2012	68,140
2013	68,140
201,420

On May 20, 2010, the Company negotiated the cancellation of its existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. (“UMS”). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

UMS is a private company which Keegan acquired the sole common share on April 14, 2010. UMS has certain directors in common with the Company and was incorporated to provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company, its subsidiaries and other publically listed mining companies on a full cost recovery basis pursuant to a service agreement.

To date, no service agreement has been signed and no related party balances are outstanding.

9.           Income taxes

The Company has accumulated foreign resource deductions totaling $22,627,113 (2009 - $25,367,002) and non-capital losses of approximately $12,484,000 (2009 - $7,674,000) in Canada and $1,937,000 (2009 - $1,483,000) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2010	-	-	-
2011	-	-	-
2012	193,268	-	193,268
2013	303,150	-	303,150
2014	692,048	54,776	746,824
2015	748,471	369,545	1,118,016
2026	-	1,098,124	1,098,124
2027	-	1,406,794	1,406,794
2028	-	2,170,432	2,170,432
2029	-	2,517,510	2,517,510
2030	-	4,867,037	4,867,037

	1,936,937	12,484,218	14,421,155

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

9.           Income taxes (continued)

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008

Average statutory tax rate	29.63%	30.38%	31.9%

Loss before income taxes	$(6,973,000)	$(4,176,000)	$(4,316,000)

Expected income tax recovery	(2,066,000)	(1,269,000)	(1,393,000)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	1,838,000	245,000	403,000
Stock based compensation	622,000	178,000	445,000
Other permanent differences	18,000	133,000	59,000
Change in statutory rates	311,000	172,000	226,000
Share issuance costs	(881,000)	-	(206,000)
Other	(214,000)	-	-

Increase in the valuation allowance	372,000	541,000	466,000

Income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2010	2009	2008

Non-capital and capital losses	$3,814,000	$2,570,000	$1,690,000
Foreign development and exploration expenditures	(2,768,000)	(1,283,000)	(1,038,000)
Share issuance costs	834,000	240,000	349,000
Capital assets	43,000	24,000	11,000

	1,923,000	1,551,000	1,012,000

Less: valuation allowance	(1,923,000)	(1,551,000)	(1,012,000)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income tax assets as it was determined that under current conditions it is not more like-than-not that these future tax benefits in Canada and Ghana will be realized.

10.           Contingencies

Keegan Resources Ghana Ltd.  was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

11.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

	Canada	Ghana	Total

2010

Furniture, equipment and leasehold improvements	$218,388	$99,854	$318,242
Resource properties and deferred exploration costs	-	41,123,128	41,123,128

	$218,388	$41,222,982	$41,441,370

	Canada	Ghana	Total

2009

Furniture, equipment and leasehold improvements	$159,534	$43,534	$203,068
Resource properties and deferred exploration costs	-	30,357,945	30,357,945

	$159,534	$30,401,479	$30,561,013

12.            Financial instruments

As at March 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

March 31, 2010
	Level 1	Level 2	Level 3

Cash and cash equivalents	$26,712,372	$-	$-
Short-term investments	22,000,000	-	-

	$48,712,372	$-	$-

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

12.            Financial instruments (continued)

March 31, 2009
	Level 1	Level 2	Level 3

Cash and cash equivalents	$2,001,118	$-	$-
Short-term investments	1,000,000	-	-

	$3,001,118	$-	$-

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $83,006 and interest receivable of $39,662; neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2010, the Company had a cash and cash equivalents balance of $26,712,372 and short-term investments of $22,000,000 to settle current liabilities of $1,147,811 that mainly consist of accounts payable that are considered short term and settled within 30 days.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

12.            Financial instruments (continued)

(c)           Market risk (continued)

                                ii.           Foreign currency risk (continued)

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	March 31, 2010	March 31, 2009

US Dollars	$11,689,000	$159,991
Ghana Cedis	138,624	744,403

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,182,000 as at March 31, 2010 (March 31, 2009 - $90,000).

(d)           Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

13.            Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the year ended March 31, 2010.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

14.            Subsequent events

The following events occurred subsequent to March 31, 2010:

(a)	There were 599,098 common shares issued pursuant to the exercise of stock options for gross proceeds of $1,673,499.

(b)	There were 23,333 common shares issued pursuant to the exercise of broker warrants for gross proceeds of $72,332.

(c)	The Company granted incentive stock options to employees and directors to purchase 1,625,000 common shares at an exercise price of $6.19 per share expiring five years from date of grant.

15.            United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)           Resource properties and deferred exploration costs

Under Canadian GAAP, the Company’s accounting policy is to defer all expenditures related to mineral property exploration and development. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until economically proven and probable mineral reserves have been established and a final feasibility study has been completed. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.  The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired an ownership interest in a given mineral property.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.            United States generally accepted accounting principles (continued)

(b)           Accounting for uncertainty in income taxes

In July 2006, the FASB issued an interpretation of ASC 740 — Income Taxes (“ASC 740”) which addresses the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company is subject to income taxes in Canada and the Republic of Ghana. The tax years of major tax jurisdictions which remain subject to examination as of March 31, 2010 are as follows:

Canada	2003 to 2010
Ghana	2006 to 2010

(c)          Stock-based compensation

The Company applies ASC 718-20, a revision to SFAS 123 “Accounting for Stock-Based compensation”. ASC 718-20 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period.

Pursuant to the provisions of ASC 718-20 the Company applied the modified-prospective transition method. Under this method, the fair value provisions of ASC 718-20 are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of ASC 718-20 are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded.

The following is a summary for stock options as at March 31:

	2010	2009
Outstanding stock options	2,984,507	3,214,410
Exercisable stock options	2,317,632	2,907,910
Aggregate intrinsic value of options outstanding	$8,510,028	$3,048,594
Weighted average contractual term	3.03 years	2.64 years

The aggregate intrinsic value represents the difference between the Company’s closing stock price on March 31, 2010 and the exercise price of the award, multiplied by the number of in-the-money options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.            United States generally accepted accounting principles (continued)

(d)           Adoption of New Accounting Policies

i.	Financial Accounting Standards Board’s Codification of US GAAP

On July 1, 2009, the FASB’s Codification of US GAAP (the “Codification”) was issued to create a consolidated reference source for all authoritative non-governmental US GAAP. The Codification was not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. References in the Company’s consolidated financial statements to US GAAP have been updated to reflect the Codification.

ii.	Business combinations

In December 2007, the FASB issued ASC 805 — Business Combinations (“ASC 805”) (formerly referred to as FAS 141R) which is effective for fiscal years beginning after December 15, 2008. ASC 805, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. This Standard modifies the accounting of certain aspects of business combinations. The adoption of ASC 805 did not have a material impact on the Company’s consolidated financial statements.

iii.	Non-controlling interests

In December 2007, the FASB also issued ASC 810 - Non-controlling Interests in Consolidated Financial Statements (“ASC 810”). ASC 810 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. ASC 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial statements.

iv.	Derivative Instruments and Hedging Activities

In March 2008, the FASB issued ASC 815  “Disclosures about Derivative Instruments and Hedging Activities” (“ASC 815”). This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of ASC 815 did not have a material impact on the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.            United States generally accepted accounting principles (continued)

(d)           Adoption of New Accounting Policies (continued)

v.	Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). This Statement established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement details the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of ASC 855 did not have a material impact on the Company’s consolidated financial statements.

vi.	The Fair Value Measurement of Liabilities

In August 2009, the FASB issued ASU 2009-05 “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides amendments to Subtopic 820-10 “Fair Value Measurements and Disclosures — Overall” and is effective prospectively for interim periods beginning after October 1, 2009 for the Company. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

vii.	Equity method investees

Effective January 1, 2009 the Company adopted the FASB’s guidance on equity method investment accounting considerations which is included in ASC 323 — Investments — Equity Method and Joint Ventures and applicable for fiscal years beginning on or after December 15, 2008. The guidance indicates when investments accounted for using the equity method are impaired and the appropriate initial measurement and accounting for subsequent changes in ownership percentages. The adoption of this guidance did not result in a material impact to the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 25
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.            United States generally accepted accounting principles (continued)

(e)           Recent Accounting Pronouncements Issued But Not Yet Implemented

i.	Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

ii.	Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

(f)           Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations, comprehensive loss and deficit and cash flows is summarized as follows:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 26
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.            United States generally accepted accounting principles (continued)

(f)           Reconciliation (continued)

Reconciliation of losses reported to US GAAP:

	2010	2009	2008

Net loss and comprehensive loss as reported in accordance with Canadian GAAP	$(6,972,686)	$(4,176,396)	$(4,316,042)
Adjustments:
Mineral property exploration costs (note 15(a))	(10,765,183)	(11,057,807)	(10,232,744)

Net loss and comprehensive loss under US GAAP	$(17,737,869)	$(15,234,203)	$(14,548,786)

Net loss per share under US GAAP	$(0.47)	$(0.54)	$(0.59)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2010	2009

Total assets under Canadian GAAP	$90,533,972	$33,717,800
Adjustments:
Mineral property exploration costs (note 15(a))	(38,148,337)	(27,383,154)

Total assets under US GAAP	$52,385,635	$6,334,646

Total liabilities under Canadian and US GAAP	$1,147,811	$652,656

Total shareholders’ equity under Canadian GAAP	89,386,161	33,065,144
Adjustments:
Mineral property exploration costs (note 15(a))	(38,148,337)	(27,383,154)
Total shareholders’ equity under US GAAP	51,237,824	5,681,990

Total liabilities and shareholders’ equity under US GAAP	$52,385,635	$6,334,646

Reconciliation of consolidated statements of cash flows under US GAAP:

	2010	2009	2008

Cash used in operating activities under Canadian GAAP	$(4,271,600)	$(3,207,108)	$(2,382,527)
Adjustments:
Mineral property exploration costs (note 15(a))	(9,386,875)	(10,901,528)	(9,861,207)

Cash used in operating activities under US GAAP	$(13,658,475)	$(14,108,636)	$(12,243,734)

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 27
Years ended March 31, 2010, 2009 and 2008	Expressed in Canadian Dollars

15.            United States generally accepted accounting principles (continued)

(f)           Reconciliation (continued)

	2010	2009	2008
Cash used in investing activities under Canadian GAAP	$(30,583,626)	$(12,258,320)	$(11,487,391)
Adjustments:
Mineral property exploration costs (note 15(a))	9,368,875	10,901,528	9,861,207

Cash used in investing activities under US GAAP	$(21,214,751)	$(1,356,792)	$(1,626,184)